B2GOLD CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the quarter ended September 30, 2015
(All tabular amounts are expressed in thousands of United States dollars, unless otherwise stated)

This Management’s Discussion and Analysis (“MD&A”) has been prepared as at November 10, 2015 and contains certain “forward-looking statements” under Canadian and United States securities laws. All statements, other than statements of historical fact, included herein, including without limitation statements regarding potential mineralization, exploration results and future plans and objectives of B2Gold Corp. (the “Company” or “B2Gold”), are forward-looking statements that involve various risks, uncertainties and assumptions. See the “Caution on Forward-Looking Information” section. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements, as a result of a number of factors, including those set out in “Risks and Uncertainties.”

The following discussion of the operating results and financial position of the Company should be read in conjunction with the unaudited condensed interim consolidated financial statements and the notes thereto of the Company for the three and nine months ended September 30, 2015 and the audited consolidated financial statements and the notes thereto of the Company for the year ended December 31, 2014. These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All amounts are expressed in United States dollars, unless otherwise stated.

OVERVIEW

B2Gold Corp. is a Vancouver-based gold producer with four operating mines - two in Nicaragua, one in the Philippines and one in Namibia and one mine under construction in Mali. In addition, the Company has a portfolio of other evaluation and exploration projects in Mali, Colombia, Burkina Faso, Nicaragua, Chile and Finland. The Company currently operates the La Libertad Mine and the Limon Mine in Nicaragua, the Masbate Mine in the Philippines and the Otjikoto Mine in Namibia, which achieved commercial production on February 28, 2015. The Company has an effective 90% interest in the Fekola Project in Mali, an effective 81% interest in the Kiaka Project in Burkina Faso, a 49% interest in the Gramalote property in Colombia, and an interest in the Quebradona property in Colombia. The Company also has a 51% interest in a joint venture in Nicaragua with Calibre Mining Corp. (“Calibre”), with an option to acquire an additional 19% interest and an option to acquire a 60% interest in a joint venture in Chile with Arena Minerals Inc.

Consolidated gold production in the third quarter of 2015 was a quarterly record of 124,371 ounces, representing an increase of 38% over the same period last year. Consolidated gold production was approximately 6% below budget as production from the Libertad Mine continued to be affected by operating delays at the higher grade Jabali Antenna Pit. The increased gold production over the 2014 comparative period was primarily attributable to the successful production start and strong ramp-up in production at the new Otjikoto Mine. Consolidated cash operating costs (refer to “Non-IFRS Measures”) were $584 per ounce of gold for the third quarter of 2015, which was $148 per ounce lower than the third quarter of 2014 and $16 per ounce lower than budget. The reduction in consolidated budgeted operating cash costs per ounce reflects inclusion of new gold production from the low-cost Otjikoto Mine, including the benefit of a weakening Namibia/USD exchange rate and lower fuel and energy costs across all operations.

Consolidated gold production for the nine months ended September 30, 2015 was a record 361,796 ounces (including 18,815 ounces of pre-commercial production from Otjikoto), an increase of 33% over the same period in 2014 and approximately 1% below budget. On February 28, 2015, the new Otjikoto Mine in Namibia achieved commercial production, one month ahead of schedule, after a strong start-up following its first gold pour on December 11, 2014. For accounting purposes, gold revenue earned and related production costs from the sale of pre-commercial production were credited to Otjikoto’s mineral property development costs. As previously reported, 2015 consolidated gold production is weighted to the second-half of the year, due to a number of factors including the continued ramp-up of gold production at the Otjikoto Mine as well as higher budgeted grades in the latter half of the year. Consolidated cash operating costs were $650 per ounce of gold for the nine months ended September 30, 2015, which was $42 per ounce lower than budget and $44 per ounce lower than the nine months ended September 30, 2014. The reduction in budgeted consolidated operating cash costs for the nine month period ended September 30, 2015 was driven by similar factors to those noted for the third quarter of 2015.

On May 20, 2015, the Company signed a credit agreement with a syndicate of international banks for a new Revolving Credit Facility (the “New RCF”) for an aggregate amount of $350 million. The New RCF also allows for an accordion feature whereby upon receipt of additional binding commitments, the facility may be increased to $450 million any time prior to the maturity date. HSBC, as Sole Lead Arranger and Sole Bookrunner, will act as the Administrative Agent. The syndicate includes The Bank of Nova Scotia, Société Générale and ING Bank N.V, as Mandated Lead Arrangers.

Upon closing, an initial drawdown of $150 million was made under the new RCF which was used to repay the cumulative amount drawn under the Company’s existing $200 million Revolving Credit Facility (the “Old RCF”).

On June 11, 2015, the Company announced the results of an optimized Feasibility Study for the Fekola Project in Mali which confirmed the Fekola Project’s robust economics. The full Feasibility Study was published on July 24, 2015.

The Company is projecting another record year for gold production in 2015. The Company is on track to meet the low end of its 2015 annual production guidance range of 500,000 to 540,000 ounces of gold (including pre-commercial production from Otjikoto). Consolidated cash operating costs are expected to be between $630 to $660 per ounce, compared to $680 per ounce in 2014, and all-in sustaining costs are expected to be between $950 to $1,025 per ounce.

REVIEW OF FINANCIAL RESULTS

Selected Quarterly Financial and Operating Results

	Three months ended		Nine months ended
	September 30		September 30
	(unaudited)		(unaudited)

	2015	2014	2015	2014

Gold revenue(2) ($ in thousands)	139,250	114,924	414,648	364,202

Gold sold, excluding Otjikoto pre-commercial production results (ounces)	124,481	91,282	353,703	283,607
Average realized gold price(2) ($/ounce)	1,119	1,259	1,172	1,284
Gold sold, total including Otjikoto pre-commercial production results (ounces)	124,481	91,282	372,169	283,607
Gold produced, excluding Otjikoto pre-commercial production results (ounces)	124,371	90,192	342,981	272,199
Gold produced, total including Otjikoto pre- commercial production results (ounces)	124,371	90,192	361,796	272,199
Cash operating costs(1)(2) ($/ounce gold)	584	732	650	694

Total cash costs(1)(2) ($/ounce gold)	627	772	697	737

Adjusted net income (loss) (1)(2))(3) ($ in thousands)	2,187	(4,242)	11,704	15,064

Adjusted earnings (loss) per share (1)(2)(3) – basic ($)	0.00	(0.01)	0.01	0.02

Net loss ($ in thousands)	(13,585)	(274,128)	(30,028)	(309,635)

Loss per share – basic and dilutive (3) ($/share)	(0.02)	(0.39)	(0.03)	(0.45)

Cash flows from operating activities ($ in thousands)	33,911	33,723	126,889	76,150

(1)A cautionary note regarding non-IFRS measures is included in the section titled “Non-IFRS Measures.”
(2)Includes the results from the Otjikoto Mine from March 1, 2015.
(3)Attributable to the shareholders of the Company.

Third quarter 2015 and 2014

Revenue

Consolidated gold revenue in the third quarter of 2015 was $139.3 million on record sales of 124,481 ounces at an average price of $1,119 per ounce compared to $114.9 million on sales of 91,282 ounces at an average price of $1,259 per ounce in the third quarter of 2014. The 21% increase in gold revenue was mainly attributable to a 36% increase in gold sales volume, partially offset by an 11% decline in the average realized gold price.

In the third quarter of 2015, the Masbate Mine accounted for $49.8 million (Q3 2014 - $56.4 million) of gold revenue from the sale of 44,500 ounces (Q3 2014 – 44,700 ounces), the Libertad Mine accounted for $32.7 million (Q3 2014 - $46.2 million) of gold revenue from the sale of 29,282 ounces (Q3 2014 – 36,782 ounces) while $14.3 million (Q3 2014 - $12.3 million) was contributed by the Limon Mine from the sale of 12,800 ounces (Q3 2014 – 9,800 ounces). The Otjikoto Mine accounted for $42.4 million of gold revenue from the sale of 37,899 ounces in the third quarter of 2015.

Production and operating costs

Consolidated gold production in the third quarter of 2015 was a quarterly record of 124,371 ounces, representing an increase of 38% over the same period last year. Consolidated gold production was approximately 6% below budget as production from the Libertad Mine continued to be affected by operating delays at the higher grade Jabali Antenna Pit. The increased gold production over the 2014 comparative period was primarily attributable to the inclusion of a full quarter’s production from the new Otjikoto Mine, which has ramped up strongly since commencement of commercial production on March 1, 2015.

In the third quarter of 2015, consolidated cash operating costs and all-in sustaining costs were both significantly lower than in the third quarter of 2014. Cash operating costs were $584 per ounce compared to $732 per ounce in the prior year quarter, a $148 ounce or 20% reduction. Cash operating costs were also $16 per ounce or 3% below budget. The favourable variances against both budgeted and prior year costs reflect the inclusion of new gold production from the low-cost Otjikoto Mine, including the benefit of a weakening Namibian dollar/US dollar exchange rate, and lower fuel and energy costs across all operations. These were partially offset by higher cash operating costs at the Libertad Mine due to lower than budgeted production in the third quarter of 2015. In addition to the reasons mentioned above, the prior year costs were also higher than the current period due to lower production from the Limon Mine. Refer to “Review of mining operations and development projects” for mine specific details. All-in sustaining costs for the third quarter of 2015 were $875 per ounce compared to $1,117 per ounce for the third quarter of 2014.

Depreciation and depletion

Depreciation and depletion expense, included in total cost of sales, was $35.7 million in the third quarter of 2015 compared to $29.0 million in the same period in 2014. The increase in depreciation expense was mainly due to a 36% increase in the gold ounces sold. The depreciation charge per ounce of gold sold was $287 per ounce compared to $318 per ounce for the same period in 2014. The 10% decrease in the depreciation charge per ounce of gold sold resulted from the inclusion of the Otjikoto mine which has a lower per ounce depreciation charge.

Other

General and administrative costs (“G&A”) costs relate mainly to the Company’s head office in Vancouver, the Managua and Santo Domingo offices in Nicaragua, the Makati office in the Philippines, the Windhoek office in Namibia and the Company’s other offshore subsidiaries. G&A increased in the third quarter of 2015 compared to the third quarter of 2014 by approximately $1.2 million to $8.8 million. The increase primarily relates to the inclusion of $1.0 million of Windhoek office G&A following the commencement of commercial production at the Otjikoto Mine.

Share-based payment expense for the third quarter of 2015 increased by $0.4 million to $3.1 million due to the timing of issuance of stock options and RSUs.

On October 12, 2015, the Company received notification from the Ministry of Environment and Natural Resources in Nicaragua that it had not approved the environmental permit for the Pavon Project citing environmental concerns. Consequently, capitalized costs related to Pavon of $8.1 million have been recorded as an expense in the statement of operations during the three months ended September 30, 2015.

During the three months ended September 30, 2014, the Company recorded an impairment charge of $298.4 million following a reduction in the long-term gold price assumptions used in the Company’s life-of-mine plans. The impairment charge consisted of a goodwill impairment charge of $202.1 million and an investment in the Gramalote joint venture impairment charge of $96.3 million.

The Company’s results for the third quarter of 2015 included a non-cash gain of $12.5 million on the convertible senior subordinated notes compared to a non-cash gain of $31.5 million in the third quarter of 2014. The convertible notes are measured at fair value on each financial reporting period-end date with changes flowing through the statement of operations.

The Company reported $3.1 million in interest and financing expense during the third quarter of 2015 as compared with $1.7 million in the third quarter of 2014. The increase in interest expense was due to increased debt levels in the period, relating mainly to the revolving corporate credit facility and equipment loans. Interest expense relating to the convertible senior subordinated notes was recorded as part of the overall change in fair value of the notes in the statement of operations.

For the three months ended September 30, 2015, the Company recorded $9.2 million of unrealized losses on derivative instruments compared to an unrealized gain on derivative instruments of $1.0 million for the three months ended September 30, 2014. Upon entering into the New RCF, the Company transferred its existing gold forward contracts at new pricing from the Old RCF lenders to the New RCF lenders. This novation of gold forward contracts led to them no longer being considered executory contracts and therefore are now included in the scope of IAS 39 with the result being that unrealized changes in fair value of the contracts must now be recorded in the statement of operations each reporting period. During the three months ended September 30, 2015, an unrealized loss on gold derivative instruments of $6.1 million was recorded in the statement of operations and an unrealized loss of $3.1 million on the Company’s forward fuel price contracts was recorded.

The Company also reported $3.4 million in write-downs of its available-for-sale investments in the third quarter of 2015 compared to $nil in the third quarter of 2014 due to continued decline in the market values of the underlying securities.

The Company recorded a net current income tax expense of $4.9 million in the third quarter of 2015 which was comparable to the $3.6 million net current income tax expense recorded in the third quarter of 2014.

For the third quarter of 2015, the Company generated a net loss of $13.6 million ($(0.02) per share) compared to net loss of $274.1 million ($(0.39) per share) in the comparable period of 2014. The net loss in the third quarter of 2014 included an impairment charge of $298.4 million following a reduction in the long-term gold price assumptions used in the Company’s life-of-mine plans for its goodwill and investment in the Gramalote joint venture. Adjusted net income (refer to “Non-IFRS Measures”) was $2.2 million ($0.00 per share) compared to an adjusted net loss of $4.2 million ($(0.01) per share) in the third quarter of 2014. Adjusted net income in the third quarter of 2015 primarily excluded a non-cash mark-to-market gain of $12.5 million relating to the overall change in fair value of the Company’s convertible senior subordinated notes, non-cash write-down of mineral property interests of $8.1 million, share-based payments of $3.1 million and unrealized losses on derivative instruments of $9.2 million.

Cash flow from operating activities was $33.9 million ($0.04 per share) in the third quarter of 2015 compared to $33.7 million ($0.05 per share) in the third quarter of 2014. Cash flow from operating activities during the three months ended September 30, 2015 reflected higher sales volume compared to the same period in 2014 primarily as result of the inclusion of a full quarter’s sales from Otjikoto in 2015 (sales of 37,899 ounces). The benefit of the higher sales volumes was offset by lower average gold prices and a $14.3 million net working capital decrease mainly resulting from a reduction in value-added tax receipts and lower accounts payable balances. As a result, operating cashflows for the quarter were comparable to the prior year.

As at September 30, 2015, the Company had working capital of $111.8 million including unrestricted cash and cash equivalents of $86.8 million. In addition, the Company has $175 million of undrawn capacity on its New RCF.

Year-to-date results

Revenue

Gold revenue for the nine months ended September 30, 2015 was a record $414.6 million (or $437.7 million including $23.1 million of pre-commercial sales from Otjikoto) on record year-to-date sales of 353,703 ounces (or 372,169 ounces including 18,466 ounces of pre-commercial sales from Otjikoto) at an average price of $1,172 per ounce compared to $364.2 million on sales of 283,607 ounces at an average price of $1,284 per ounce in the nine months ended September 30, 2014.

For the nine months ended September 30, 2015, the Masbate Mine accounted for $159.4 million (2014 - $165.3 million) of gold revenue from the sale of 135,600 ounces (2014 – 129,100 ounces), the Libertad Mine accounted for $101.9 million (2014 - $148.8 million) of gold revenue from the sale of 86,672 ounces (2014 – 115,707 ounces) while $50.1 million (2014 - $50.1 million) was contributed by the Limon Mine from the sale of 42,600 ounces (2014 – 38,800 ounces). The Otjikoto Mine accounted for $103.2 million of gold revenue from the sale of 88,831 ounces from March 1, 2015 to September 30, 2015, subsequent to reaching commercial production on February 28, 2015. Total Otjikoto Mine sales for the nine months ended September 30, 2015 were $126.3 million from the sale of 107,297 ounces including pre-commercial production revenues of $23.1 million. For accounting purposes, gold revenue earned net of related production costs from the sale of pre-commercial production have been credited to Otjikoto’s mineral property development costs.

Production and operating costs

Consolidated gold production for the nine months ended September 30, 2015 was a record 361,796 ounces (including 18,815 ounces of pre-commercial production from Otjikoto), an increase of 33% over the same period in 2014 and approximately 1% below budget.

For the nine months ended September 30, 2015, consolidated cash operating costs were $650 per ounce, $42 per ounce below budget and $44 per ounce lower than the comparable period in 2014. The favourable variances against budget reflect the benefit of a weakening Namibian dollar/US dollar exchange rate at Otjikoto and lower fuel and energy costs across all operations. These were partially offset by higher cash operating costs at the Libertad Mine due to grade related lower than budgeted production during the nine months ended September 30, 2015. Compared to the prior year’s cash operating costs, consolidated cash operating costs during the nine months ended September 30, 2015 were lower due to the inclusion of low cost Otjikoto Mine results from March 1, 2015, lower operating costs in 2015 for the Limon Mine and higher than budgeted throughput and production at the Masbate Mine. These cost reductions were partially offset by lower production and higher cash costs at the Libertad Mine. Refer to “Review of mining operations and development projects” for mine specific details. All-in sustaining costs for the nine months ended September 30, 2015 were $1,001 per ounce compared to $1,176 per ounce for the comparable period of 2014.

Depreciation and depletion

Depreciation and depletion expense, included in total cost of sales, was $103.6 million for the nine months ended September 30, 2015 compared to $82.7 million in the same period in 2014. The increase in depreciation expense was mainly due to a 25% increase in the gold ounces sold. The depreciation charge of $293 per ounce of gold sold for the nine months ended September 30, 2015 was consistent with the comparable period of 2014.

Other

For the nine months ended September 30, 2015, G&A of $28.8 million was consistent with G&A in the prior comparable period of $28.0 million.

Share-based payment expense for the nine months ended September 30, 2015 decreased $1.2 million to $12.2 million as a result of the timing and volume of issuances of stock options, RSUs and incentive trust shares. In the nine months ended September 30, 2014, 750,000 shares were issued from the incentive trust resulting in a share-based payment expense of $2.7 million. No incentive shares were issued during the nine months ended September 30, 2015.

On October 12, 2015, the Company received notification from the Ministry of Environment and Natural Resources in Nicaragua that it had not approved the environmental permit for the Pavon Project citing environmental concerns. Consequently, capitalized costs related to Pavon of $8.1 million have been recorded as an expense in the statement of operations during the nine months ended September 30, 2015.

During the nine months ended September 30, 2014, the Company recorded an impairment charge of $298.4 million following a reduction in the long-term gold price assumptions used in the Company’s life-of-mine plans. The impairment charge consisted of a goodwill impairment charge of $202.1 million and an investment in the Gramalote joint venture impairment charge of $96.3 million.

The Company’s results for the nine months ended September 30, 2015 included a non-cash gain of $5.8 million on the convertible senior subordinated notes compared to a non-cash loss of $11.2 million in the comparable period of 2014. The convertible notes are measured at fair value on each financial reporting period-end date with changes flowing through the statement of operations.

The Company’s results for the nine months ended September 30, 2015 also included a gain of $2.2 million resulting from the sale of the Bellavista property in January 2015 for consideration of $1 million in cash and a 2% net smelter returns royalty on the sale of minerals produced from the Bellavista project valued at $nil.

The Company reported $13.0 million (net of capitalized interest) in interest and financing expense during the nine months ended September 30, 2015 as compared with $4.4 million in the comparable period of 2014. For the nine months ended September 30, 2015, interest and financing expense included two non-recurring non-cash finance expenses totalling $5.5 million - the write-off of deferred financing fees relating to the Old RCF of $3.0 million and finance fees relating to the novation of gold forward contracts of $2.5 million. The remaining increase in interest expense was due to increased debt levels in the period, relating mainly to the revolving corporate credit facility and equipment loans. Interest expense relating to the convertible senior subordinated notes was recorded as part of the overall change in fair value of the notes in the statement of operations.

For the nine months ended September 30, 2015, the Company recorded $15.0 million of unrealized losses on derivative instruments compared to an unrealized gain on derivative instruments of $1.9 million for the comparable period of 2014. Upon entering into the New RCF, the Company transferred its existing gold forward contracts from the Old RCF lenders to the New RCF lenders. This novation of gold forward contracts led to them no longer being considered executory contracts and therefore are now included in the scope of IAS 39 with the result being that unrealized changes in fair value of the contracts must now be recorded in the statement of operations each reporting period. Consequently, on the date of novation, $11.5 million relating to the fair value of the old contracts at the time of novation was treated as an unrealized loss on derivative instruments and $2.5 million, relating to the cost of the novation, was treated as a financing charge as discussed above. Between the date of novation and September 30, 2015, an unrealized loss on the gold derivative instruments of $2.4 million was recorded in the statement of operations relating to these contracts. In addition at September 30, 2015, an unrealized loss of $1.1 million on the Company’s forward fuel price contracts was recorded.

For the nine months ended September 30, 2015, the Company reported $5.2 million in write-downs of its available-for-sale investments compared to $3.0 million in the comparable period of 2014 due to continued decline in the market values of the underlying securities.

The Company recorded a net current income tax expense of $4.3 million in the nine months ended September 30, 2015 compared to a charge of $18.9 million in the comparable period of 2014. The reduction in net tax expense amount is a result of a number of factors including lower gold revenues at La Libertad in 2015 and a reversal of tax provisions previously accrued for tax assessments, which were settled in 2015.

For the nine months ended September 30, 2015, the Company generated a net loss of $30.0 million ($0.03 per share) compared to net loss of $309.6 million ($0.45 per share) in the comparable period of 2014. Adjusted net income (refer to “Non-IFRS Measures”) for the nine months ended September 30, 2015 was $11.7 million ($0.01 per share) compared to $15.1 million ($0.02 per share) in the comparable period of 2014. Adjusted net income in the nine months ended September 30, 2015 primarily excluded a non-cash mark-to-market gain of $5.8 million relating to the overall change in fair value of the Company’s convertible senior subordinated notes, non-cash write-down of mineral property interests of $8.1 million, share-based payments of $12.2 million, unrealized losses on derivative instruments of $15.0 million, non-recurring non-cash interest and financing expenses of $5.5 million and the gain on sale of the Bellavista property of $2.2 million.

Cash flow from operating activities was $126.9 million ($0.14 per share) during the nine months ended September 30, 2015 compared to $76.2 million ($0.11 per share) in the comparable period of 2014. The increase in operating cashflows for the nine month period is mainly the result of increased gold sales following the commencement of commercial production at Otjikoto on March 1, 2015, positive working capital changes of $23.9 million and a reduction in VAT costs of $7.3 million. The main changes in working capital related to inventories and accounts payable. The nine months ended September 30, 2015 benefitted from the drawdown of the ore stockpile at the Masbate Mine in the amount of $6.9 million and a reduction of gold bullion inventory of $9.4 million. These positive cashflow variances from operating activities were partially offset by lower realized gold prices (11%) in the period.

REVIEW OF MINING OPERATIONS AND DEVELOPMENT PROJECTS

Otjikoto Mine - Namibia

	One month	Three	Three	Three	Seven	Nine months
	ended March	months	months	months	months	ended
	31, 2015	ended March	ended June	ended	ended	September
	(Post-	31, 2015	30, 2015	September	September	30, 2015
	Commercial	(unaudited)	(unaudited)	30, 2015	30, 2015	(unaudited)
	Production)			(unaudited)	(Post-
	(unaudited)				Commercial
					Production)
					(unaudited)
Gold revenue ($ in thousands)	16,187	39,281	44,559	42,443	103,189	126,283

Gold sold (ounces)	13,683	32,149	37,249	37,899	88,831	107,297

Average realized gold price ($/ ounce)	1,183	1,222	1,196	1,120	1,162	1,176

Tonnes of ore milled	237,712	656,538	711,462	704,132	1,653,306	2,072,132

Grade (grams/ tonne)	1.65	1.53	1.63	1.71	1.67	1.62

Recovery (%)	98.6	97.2	98.7	99.1	97.9	98.0

Gold production (ounces)	12,319	31,134	36,963	38,252	87,534	106,349

Cash operating costs(1) ($/ ounce)	477	N/A	485	393	444	N/A

Total cash costs(1) ($/ ounce)	515	N/A	522	424	479	N/A

Capital expenditures(2) ($ in thousands)	N/A	13,526	6,007	8,284	N/A	27,817

Exploration(2) ($ in thousands)	N/A	802	1,166	1,271	N/A	3,239

(1) A cautionary note regarding non-IFRS measures is included in the section titled “Non-IFRS Measures.”
(2)Capital expenditures and exploration are presented on a quarterly basis only.

The new Otjikoto Mine continues to perform strongly producing 38,252 ounces of gold in the third quarter of 2015, approximately 4% or 1,361 ounces above budget. Gold production exceeded budget mainly due to better than expected mill throughput (704,132 tonnes processed versus 602,097 tonnes budgeted) and very high mill recoveries of 99.1% (versus 95.7% budgeted). The average gold grade processed was 1.71 grams per tonne ("g/t") compared to budget of 1.78 g/t. The Company continues to work on a new geologic resource model for the Otjikoto Pit incorporating 2014 drilling, grade control data, and in-pit mapping. The new geologic model and related engineering work are expected to be completed in the fourth quarter of 2015.

Year-to-date, the Otjikoto Mine produced 106,349 ounces of gold, including 18,815 ounces of pre-commercial production, approximately 5% or 5,257 ounces above budget. Based on the performance of the mill, and the fact that the Company met commercial production criteria of 30 consecutive days of mill throughput at 65% of nameplate capacity by February 28, 2015, the Otjikoto Gold Project declared commercial production as of that date.

Otjikoto’s cash operating cost for the third quarter of 2015 was $393 per ounce which was $88 per ounce lower than budget. The reduction in costs per ounce was mainly attributable to higher gold production than budgeted, lower fuel prices and a weaker Namibian dollar/US dollar foreign exchange rate. Mining and processing costs were positively impacted by diesel and gasoline prices which were 7% lower than budget and heavy fuel oil (“HFO”) prices which were 23% lower than budget. For the three months ended September 30, 2015, reported cash operating costs in US dollars were also positively impacted by an 18% weaker Namibian dollar/US dollar foreign exchange rate than budgeted. Otjikoto’s cash operating cost for the seven months ended September 30, 2015 (commercial production was achieved February 28, 2015) was $444 per ounce which was $59 per ounce lower than budget.

Net capital expenditures in the third quarter of 2015 totalled $8.3 million and included expansion costs of $1.5 million and development costs of $6.7 million, including $3.5 million for deferred stripping. Net capital expenditures in the nine months ended September 30, 2015 totalled $27.8 million and included expansion costs of $10.3 million, a net cash inflow of $7.1 million for pre-commercial sales proceeds offset by pre-commercial production costs (the pre-production revenue credited to Otjikoto’s mineral property development costs was $23.1 million from the sale of 18,466 ounces) and development costs of $24.6 million. The Otjikoto Mine development costs for the nine months ended September 30, 2015 include cash payments of $14.4 million for capital costs incurred and accrued in 2014.

Expansion of the Otjikoto mill from 2.5 million tonnes per year to 3.0 million tonnes per year was completed on schedule in September. The plant expansion included the installation of two additional leach tanks and a pebble crusher.

For the full-year 2015, the Otjikoto Mine is expected to produce between 140,000 to 150,000 ounces of gold (including pre-commercial production) at a cash operating cost in the $500 to $525 per ounce range.

All ore in 2015 and most ore in 2016 is expected to come from the existing Otjikoto Pit. Beyond 2016, Otjikoto’s gold production is expected to be further enhanced by the development of the Wolfshag zone, adjacent to the main Otjikoto Pit. A conceptual mining study, incorporating the high-grade Wolfshag zone as well as the new geologic model for the Otjikoto Pit, is scheduled to be delivered in the fourth quarter of 2015. This mining study will determine the optimal point to transition from open pit to underground mining at Wolfshag. On January 20, 2015, the Company announced a significantly higher inferred mineral resource estimate for the Wolfshag zone gold deposit. The updated inferred mineral resource for Wolfshag contains 675,000 ounces of gold grading 8.14 g/t, significantly higher than the previous resource grades of 3.2 g/t gold.

Masbate Mine – Philippines

	Three months ended		Nine months ended
	September 30		September 30
	(unaudited)		(unaudited)
	2015	2014	2015	2014

Gold revenue ($ in thousands)	49,794	56,417	159,422	165,345

Gold sold (ounces)	44,500	44,700	135,600	129,100

Average realized gold price ($/ ounce)	1,119	1,262	1,176	1,281

Tonnes of ore milled	1,669,355	1,578,288	5,194,517	4,398,392

Grade (grams/ tonne)	1.00	1.13	1.00	1.09

Recovery (%)	75.0	76.7	76.5	79.8

Gold production (ounces)	40,368	43,746	127,845	123,223

Cash operating costs(1) ($/ ounce gold)	684	793	712	784

Total cash costs(1) ($/ ounce gold)	746	839	774	833

Capital expenditures ($ in thousands)	11,870	6,564	27,936	32,499

Exploration ($ in thousands)	1,024	719	3,406	3,154

(1) A cautionary note regarding non-IFRS measures is included in the section titled “Non-IFRS Measures.”

The Masbate Mine produced 40,368 ounces of gold in the third quarter of 2015 compared to 43,746 ounces in the third quarter of 2014, which was in-line with expectations. Better than expected mill throughput (1,669,355 tonnes compared to budget of 1,629,837 tonnes) and mill recoveries (75% compared to budget of 71.2%), largely offset lower than budgeted mill feed grades (1.00 g/t compared to budget of 1.11 g/t). Due to a temporary change in the mining schedule, more oxide ore (with better recoveries but lower grades) was processed from the Colorado Pit than budgeted. Gold production is expected to increase in the fourth quarter as the Company returns to its planned mining schedule and mines higher grade ore from the main ore body at the Main Vein Stage 1 Pit. Gold production was approximately 7% lower in the third quarter of 2015 compared to the same period last year, mainly due to lower grades. In the third quarter of 2014, the Company began mining a high grade area of the Colorado Pit with significantly higher grades than typically encountered through the rest of the Colorado Pit. For the third quarter of 2015, 63% of the feed for the plant was oxide ore and 37% was a mix of transitional and fresh ore as compared to a budget of 20% oxide ore. The oxide source was from the Colorado Pit. The transitional and fresh material was sourced from the Main Vein Stage 1 and 2, and Panique pits. Both material types were supplemented by stockpile sources.

Masbate’s cash operating costs in the third quarter of 2015 were $684 per ounce, 8% lower than budget and $109 per ounce lower than in the prior-year quarter. Cash operating costs per ounce in the third quarter of 2015 benefitted from lower fuel and energy costs, improved haul fleet productivities, and reduced mill liner costs. The actual purchase price of heavy fuel oil and diesel were 27% and 32% lower than budget, respectively.

Gold production at Masbate for the nine months ended September 30, 2015 was 127,845 ounces, slightly higher than budget and approximately 4% higher than in the same period last year. Gold production for the nine months ended September 30, 2015 increased over the prior year due to higher mill throughput (5,194,517 tonnes in 2015 compared to 4,398,392 tonnes in 2014) partially offset by lower grade and recoveries. In addition, gold production in the first nine months of 2014 was negatively impacted by the change-out of the old Masbate SAG mill with a new SAG mill during the month of June 2014.

Masbate’s cash operating costs for the nine months ended September 30, 2015 were $712 per ounce, a reduction of $72 per ounce from the prior year and $107 per ounce under budget. Cost improvements for the nine month period were driven by reductions in fuel and energy costs, production fleet productivity improvements, and reduced process costs related to power and liner consumption. HFO purchases were $0.37 per litre compared to a budget of $0.49 per litre, resulting in power costs of $0.13 per kWh versus a budget of $0.16 per kWh. Diesel costs were $0.48 per litre compared to a budget of $0.66 per litre for the year.

Capital expenditures in the third quarter of 2015 totalled $11.9 million which consisted mainly of prestripping ($1.2 million), mine infrastructure projects ($0.9 million), mine equipment ($1.6 million), land purchases ($0.9 million), plant initiatives ($5.2 million including $3.9 million for the deposits on additional process tanks discussed below) and tailings line upgrades ($0.6 million). Year-to-date capital expenditures totalled $27.9 million, consisting mainly of prestripping ($5.5 million), mine equipment ($4.1 million), mine infrastructure projects such as accessing, dump and stockpile development ($3.0 million), land purchases ($2.4 million), process plant initiatives ($6.3 million) and tailings pond upgrades ($1.4 million).

The Company has reviewed expansion case options for the process plant. Results from metallurgical studies indicate that project economics are improved with a coarser grind size if leach retention time is in excess of 24 hours, and that modifications must be made to the plant to ensure that process throughput remains at 6.5 million tonnes per year as the ore feed becomes harder with a lower percentage of oxide ore. The expansion case may be revisited in the future should economic conditions change, to move to finer grind sizing or to add additional plant capacity.

The Company had planned to install additional process tanks in 2015 to increase leach retention time. This project, originally scheduled for the third quarter 2015, was delayed to ensure that the specifications for tanks and agitators matched the designs for plant optimization. To date the Company has incurred $3.9 million on the expansion. Total expected expansion costs for 2015 are $8 million. The tanks are expected to be operational in the second quarter of 2016. Additional costs of $18 million to be incurred in 2016 to complete installation of the tanks will be included in the 2016 capital budget.

In the first quarter of 2015, the extension of Masbate’s income tax holiday was approved for an additional year to June 2016. The Company is in the process of applying for one additional year’s extension to June 30, 2017.

For the full-year 2015, the Masbate Mine is projected to produce approximately 170,000 to 180,000 ounces of gold at a cash operating cost of approximately $740 to $775 per ounce.

La Libertad Mine - Nicaragua

	Three months ended		Nine months ended
	September 30		September 30
	(unaudited)		(unaudited)
	2015	2014	2015	2014

Gold revenue ($ in thousands)	32,690	46,196	101,928	148,795

Gold sold (ounces)	29,282	36,782	86,672	115,707

Average realized gold price ($/ ounce)	1,116	1,256	1,176	1,286

Tonnes of ore milled	581,597	547,876	1,723,410	1,643,460

Grade (grams/ tonne)	1.78	2.20	1.62	2.28

Recovery (%)	94.0	94.4	94.1	94.1

Gold production (ounces)	31,234	36,624	84,241	112,901

Cash operating costs(1) ($/ ounce gold)	659	560	764	551

Total cash costs(1) ($/ ounce gold)	682	587	789	578

Capital expenditures ($ in thousands)	2,385	5,602	13,867	23,921

Exploration ($ in thousands)	1,060	1,197	3,255	3,471

(1) A cautionary note regarding non-IFRS measures is included in the section titled “Non-IFRS Measures.”

In the third quarter of 2015, La Libertad Mine produced 31,234 ounces of gold, approximately 25% or 10,374 ounces below budget. Gold production in the current quarter continued to be affected by operating delays at the new higher grade Jabali Antenna Pit. As a result, head grades were lower than anticipated (1.78 g/t compared to budget of 2.44 g/t). The Jabali Antenna Pit which had been scheduled to commence production in June is now expected to be permitted late in the fourth quarter of 2015. Gold production in the third quarter of 2015 was also lower compared to 36,624 ounces produced in the third quarter of 2014, as the prior-year quarter had benefited from higher grade ore being processed from the Santa Maria Pit which is no longer active. The mill continues to operate well processing 581,597 tonnes (Q3 2014 – 547,876 tonnes) with gold recoveries averaging 94% (Q3 2014 – 94.4%) . For the nine months ended September 30, 2015, La Libertad produced 84,241 ounces of gold compared to 112,901 ounces in the same period in 2014 and approximately 12% below budget.

La Libertad’s cash operating costs in the third quarter of 2015 were $659 per ounce, $99 per ounce higher than in the third quarter 2014 due principally to lower gold production related to mine grade. Tonnes processed during the third quarter of 2015 were 6% higher than the third quarter of 2014, but the average grade was 19% lower, resulting in lower production and higher per ounce cash operating costs. Cash operating costs were $134 per ounce higher than budget as a result of lower gold production which was grade related. For the nine months ended September 30, 2015, La Libertad’s cash operating costs were $764 per ounce, $213 per ounce higher than the same period in 2014 and $91 above budget. The increase over prior year actuals was driven by lower mine grades with the higher grade Crimea and Santa Maria pits having been mined out in 2014 and additional waste movement in 2015. The higher than budgeted per ounce cash operating costs was mainly grade related as La Libertad experienced delays in moving to new higher grade pit areas.

Capital expenditures in the third quarter of 2015 totalled $2.4 million which consisted mainly of tailing storage facility design and construction ($0.3 million), prestripping ($0.4 million) and resettlement work ($1.0 million). Year-to-date capital expenditures totalled $13.9 million, consisting mainly of tailings storage facility design and construction ($6.5 million), prestripping ($1.9 million), mine projects and improvements ($1.4 million), resettlement work ($1.4 million), and process plant equipment and improvements ($0.7 million).

In light of the operating delays at the new Jabali Antenna Pit, La Libertad is now projected to produce approximately 120,000 to 125,000 ounces of gold at a cash operating cost of approximately $720 to $740 per ounce for the full-year 2015 (the Company’s previous full-year guidance range had been approximately 135,000 to 145,000 ounces of gold at a cash operating cost of $605 to $635 per ounce).

Limon Mine – Nicaragua

	Three months ended		Nine months ended
	September 30		September 30
	(unaudited)		(unaudited)
	2015	2014	2015	2014

Gold revenue ($ in thousands)	14,322	12,311	50,109	50,062

Gold sold (ounces)	12,800	9,800	42,600	38,800

Average realized gold price ($/ ounce)	1,119	1,256	1,176	1,290

Tonnes of ore milled	128,002	118,673	375,758	355,803

Grade (grams/ tonne)	3.75	2.82	3.81	3.77

Recovery (%)	94.1	91.1	94.2	91.1

Gold production (ounces)	14,517	9,822	43,361	36,075

Cash operating costs(1) ($/ ounce)	644	1,099	662	830

Total cash costs(1) ($/ ounce)	706	1,166	732	908

Capital expenditures ($ in thousands)	5,567	3,134	16,771	13,320

Exploration ($ in thousands)	727	1,291	2,665	3,431

(1) A cautionary note regarding non-IFRS measures is included in the section titled “Non-IFRS Measures.”

The Limon Mine produced 14,517 ounces of gold in the third quarter of 2015, 18% above budget and 48% higher than in the same quarter last year. Gold production in the current quarter was better than expected as a planned mill maintenance shutdown was postponed until January 2016, resulting in an additional 13 operating days in September. In the prior-year quarter, gold production was negatively affected by installation delays for a dewatering system at Santa Pancha 1 which impeded access to higher grade zones. The installation was successfully completed in early November 2014 and access to the higher grade stopes at Santa Pancha 1 commenced in December 2014. The mill continued to operate well in the quarter processing 128,002 tonnes (Q3 2014 – 118,673 tonnes) with gold recoveries averaging 94.1% (Q3 2014 – 91.1%) . The improved recoveries reflect ongoing improvements in downstream tank circuitry and cyclone improvements. The average gold grade processed was 3.75 g/t (Q3 2014 – 2.82 g/t). Year-to-date, the Limon Mine produced 43,361 ounces of gold compared to 36,075 ounces produced in the same period last year and to budget of 41,857 ounces.

Limon’s cash operating costs in the third quarter of 2015 were $644 per ounce, $81 per ounce lower than budget and $455 per ounce lower than in the prior-year quarter. Cash operating costs per ounce were lower than budget due to lower processing costs across a number of areas, including lower power costs and reduced consumable costs for leaching. Third quarter 2015 cash operating costs were lower than the prior-year quarter primarily due to higher gold production in the third quarter of 2015 as discussed above. Cash operating costs were $662 per ounce for the nine months ended September 30, 2015, approximately $71 per ounce below budget and $168 lower than the same period in 2014.

Capital expenditures in the third quarter of 2015 totalled $5.6 million which consisted mainly of tailings dam expansion ($0.7 million), underground deferred development ($1.5 million) and process plant equipment and SAG mill improvements ($2.2 million). Year-to-date capital expenditures totalled $16.8 million, consisting mainly of tailings dam expansion ($6.1 million), underground deferred development ($4.0 million) and process plant equipment and improvements ($3.1 million).

From September 28, 2015 to October 18, 2015, access to the operation of the Limon Mine and process facility had been illegally blocked by a group of workers, community members, and other persons not affiliated with the Limon Mine. As a result, mining operations were temporarily halted. The illegal blockade commenced at the conclusion of a legal process instituted to dismiss three employees who were complicit in initiating prior illegal blockades.

On October 17, 2015, the Government of Nicaragua instructed the police to remove the illegal blockade, arrest those responsible for prior violent actions that left one police officer deceased and others injured, and establish civil order in the town of El Limon. The illegal blockade was successfully removed by the police and workers were able to return to work. On October 19, 2015, normal operations resumed at the mine.

On October 12, 2015, the Ministry of Environment and Nature Resources denied an environmental permit for the Pavon Project, citing environmental concerns. As the Company cannot now develop this project, the related costs of $8.1 million have been recorded as an expense in the statement of operations.

The Limon Mine is on track to meet the lower end of its 2015 annual production guidance range of 55,000 to 65,000 ounces of gold and maintains its 2015 cost guidance of cash operating costs of $680 to $710 per ounce.

Fekola Project - Mali

On June 11, 2015, the Company announced the results of an optimized Feasibility Study for the Fekola Project in Mali which indicated robust economics. Highlights of the optimized Feasibility Study (on a 100% basis) include:

•	An open pit gold mine with an initial production life of mine (“LOM”) of 12.5 years based on the probable mineral reserves;
•	Average annual gold production for years one through seven of 350,000 ounces per year at a $418 operating cash cost per ounce (based on low grade stockpiling in the early years of operation);
•	Average annual LOM gold production of 276,000 ounces per year at an operating cash cost of $552 per ounce;
•	New open pit probable mineral reserves of 49.2 million tonnes at a grade of 2.35 g/t gold containing 3.72 million ounces of gold at a stripping ratio of 4.5:1;
•	Average LOM gold recovery of 92.8% resulting in a total of 3.45 million ounces produced over the 12.5 year LOM;
•

Estimated pre-production capital cost of $395 million plus $67 million of equipment financing. This does not include approximately $37.9 million of early works (including access roads, construction aggregate stockpiling, airstrip construction and land clearing), completed by the end of June 2015;

•

At an indicated gold price of $1,300 per ounce (the base case gold price used in the Feasibility Study), cumulative LOM pre-tax net cash-flow of $1.66 billion. At a gold price of $1,200 and $1,100 per ounce (the sensitivity analysis indicated), cumulative LOM pre-tax net cash flow of $1.34 billion and $1.02 billion, respectively; and,

•

At an indicated gold price of $1,300 per ounce (the base case gold price used in the Feasibility Study), a net present value (at a 5% discount rate) of $1.01 billion and pre-tax internal rate of return of 35%. At a gold price of $1,200 and $1,100 per ounce (the sensitivity analysis indicated), a net present value (at a 5% discount rate) of $0.80 billion and $0.58 billion, respectively, and pre-tax internal rate of return of 30% and 25%, respectively.

For additional details regarding the Feasibility Study, please refer to the Company’s press release dated June 11, 2015 or the technical report in respect of the Feasibility Study which was filed on July 24, 2015, each of which may be found under B2Gold’s corporate profile on SEDAR at www.sedar.com.

Initial construction activities at Fekola began in February 2015 led by core team members of the Otjikoto construction team. Early works construction activities that were completed included:

•	Construction of a new site access road (40 km from the tar road to site) complete with a bridge across a major waterway to allow for year round access;
•	Construction of an on-site airstrip designed to allow personnel to fly directly in and out of the site (materially complete but waiting for final regulatory approvals);
•	Construction of the camp pad and commencement of clearing within the mill footprint;
•	Crushing of aggregate to produce sand and gravel to be used in the concrete batch plant;

•	Construction of the concrete batch plant; and
•	Development of the on-site geotechnical laboratory to be used for compaction and concrete testing.

All of these activities allowed the project to move forward and prepare for work after the rainy season which runs from late June through September. The site has been receiving a steady stream of materials for mine construction which commenced in the fourth quarter of 2015. Activities that are currently scheduled include:

•	Commencing construction of the permanent camp;
•	Commencing excavation of the mill area; and,
•	Commencing clearing of the tailings basin.

Concurrently, with the activities on site, the B2Gold engineering team continues to work with Lycopodium Engineering in Australia to complete detailed design and procure long-lead items. To date, many of the major mill packages have been identified and purchase orders have been issued. This includes SAG and ball mills, thickeners, cyclones, crusher, and tanks.

The initial 2015 budget for Fekola was $38 million for the early earthworks and $4 million for the feasibility study costs. Upon completion of the feasibility study, the 2015 Fekola construction budget was increased by $62 million from $38 million to $100 million, which is expected to cover the purchase of additional plant and equipment, order of long-lead items and ongoing site development. The $62 million uplift is the 2015 portion of the total expected feasibility construction costs of $395 million discussed above.

The 2015 exploration program in Mali will include 19,300 meters of drilling at Fekola and targets around Fekola. In addition, other properties included in the Papillon acquisition will also be evaluated. The total exploration budget for 2015 is $5.6 million.

In January 2015, the Company purchased the remaining 10% interest in Songhoi Resources SARL (“Songhoi”) owned by a Malian company. The purchase price consisted of $21.2 million in cash and common shares and the grant of a 1.65% net smelter royalty (“NSR”) on the Fekola Project after deducting costs for smelting, refining and government fees. The cash and common shares are payable in three tranches: (1) $5.7 million cash and $6 million common shares were paid/issued on closing (paid), (2) $2 million cash and $4 million payable in cash or common shares at the holder’s option on the first anniversary of the agreement date (January 18, 2015) and (3) $1.5 million cash and $2 million payable in cash or common shares at the holder’s option upon achievement of commercial production at the Fekola Project.

The Company is in the process of incorporating a wholly-owned subsidiary company in Mali (the “Exploitation Company”). In conjunction with the negotiation of a related shareholder’s agreement, the mining license for the Fekola Project currently held in Songhoi will be transferred to this company and the Government of Mali will take a free carried 10% equity interest in the Exploitation Company. The Malian Mining Code also allows the Government of Mali to purchase (at market terms) an additional 10% interest in the Exploitation Company. The Government of Mali has expressed an interest in acquiring an additional 10% interest and negotiations are on-going. If the Government of Mali is successful, and as anticipated, the final ownership of the Exploitation Company will be 80% by the Company and 20% by the Government of Mali. The Company has also begun the process of negotiating a new Mining Convention with the Government of Mali which will govern the procedural and economic parameters pursuant to which the Company will operate the Fekola Project. Creation of the Exploitation Company and negotiation of the Mining Convention are expected to be completed in the fourth quarter of 2015.

In 2005 Papillon, which was subsequently acquired by the Company, entered into an exclusive joint agreement with a local Malian company whereby Papillon agreed to pay the local Malian company 1% of any dividend received from any joint exploitation company formed in Mali. On March 19, 2015, the Company and the local Malian company signed an agreement whereby the rights described above were terminated. As consideration for these rights, B2Gold shares were issued for a total value of $4 million and a cash payment of $4 million was made. The 1% dividend is equivalent to a non-controlling interest as it would give the local Malian company a participation in the net assets of any joint exploitation company. As a result, the $8 million consideration paid was recorded as a charge to retained deficit.

Kiaka Project – Burkina Faso

An environmental and social impact assessment (“ESIA”) was completed and submitted to the regulatory agencies in February 2014 and a permitting study to advance the Kiaka Project to an exploitation licence was completed and submitted to the Ministry of Mines and Energy in Burkina Faso in March 2014. The two permitting applications were based on processing 6 million tonnes per annum of higher grade ore at the plant while the lower grade ore is stockpiled, and uses a smaller pit that resulted in an improved ore to waste ratio. The Company completed the public consultation process and other requirements and formal approval of the ESIA was granted on April 15, 2015. Final review of the mining license has been completed, and the Company is in the process of establishing a new exploitation company to receive the mining license when formally approved.

On July 15, 2015, the formal application for a mining license was submitted to the Ministry of Mines and Energy. Burkina Faso has adopted a new Mining Code which was approved on July 16, 2015. The impact that this new Mining Code will have on Kiaka is currently under review, and because it has not been formally published it has not become law.

Recent political unrest in Burkina Faso has been resolved. The transitional government has been returned to power and it is expected that elections will be held before year end.

A detailed metallurgical program has now been completed and this new information will become the basis for the feasibility update. The Company is currently evaluating its timeline for update of the feasibility study, based on current economic conditions.

LIQUIDITY AND CAPITAL RESOURCES

As at September 30, 2015 the Company had cash and cash equivalents of $86.8 million compared to cash and cash equivalents of $132.6 million at December 31, 2014. Working capital at September 30, 2015 was $111.8 million compared to working capital of $175.0 million at December 31, 2014.

Cash flow from operating activities was $33.9 million ($0.04 per share) in the third quarter of 2015 compared to $33.7 million ($0.05 per share) in the third quarter of 2014. Cash flow from operating activities during the three months ended September 30, 2015 reflected higher sales volume compared to the same period in 2014 primarily as result of the inclusion of a full quarter’s sales for the Otjikoto Mine in 2015 (sales of 37,899 ounces). The benefit of the higher sales volumes was offset by lower average gold prices, and a $14.3 million working capital decrease mainly resulting from a reduction in value-added tax receipts and lower accounts payable balances. As a result, operating cashflows for the quarter were comparable to the prior year. Cash flow from operating activities was $126.9 million ($0.14 per share) during the nine months ended September 30, 2015 compared to $76.2 million ($0.11 per share) in the comparable period of 2014. The increase in operating cashflows is mainly the result of increases of gold sales following the commencement of commercial production at Otjikoto on March 1, 2015, positive working capital changes of $23.9 million and a reduction in VAT costs of $7.3 million. The main changes in working capital related to inventories and accounts payable. The nine months ended September 30, 2015 benefitted from the drawdown of the ore stockpile at the Masbate Mine in the amount of $6.9 million and a reduction of gold bullion inventory of $9.4 million. These positive operating cashflow variances were partially offset by lower realized gold prices (11%) in the period.

On May 20, 2015, the Company signed a credit agreement with a syndicate of international banks for a New RCF for an aggregate amount of $350 million. The New RCF also allows for an accordion feature whereby, upon receipt of additional binding commitments, the facility may be increased to $450 million any time prior to the maturity date.

The term for the New RCF is four years, maturing on May 20, 2019, except that it shall become due on July 1, 2018 in the event that the Company’s convertible notes, initially due on October 1, 2018, remain outstanding or the maturity date of the convertible notes has not been extended to at least 90 days after May 20, 2019. The New RCF will bear interest on a sliding scale of between Libor plus 2.25% to 3.25% based on the Company’s consolidated net leverage ratio. Commitment fees for the undrawn portion of the facility will also be on a similar sliding scale basis of between 0.5% and 0.925% .

The Company has provided security on the New RCF in the form of a general security agreement from the Company granting a security interest over the Company’s assets and pledges creating a charge over the shares of certain of the Company’s direct and indirect subsidiaries. In connection with the New RCF, the Company must also maintain certain net tangible worth and ratios for leverage and interest coverage. As at September 30, 2015, the Company was in compliance with these debt covenants.

On June 11, 2015, the Company drew down $150 million under the New RCF. The amount drawn was used to repay the cumulative amount drawn under the Old RCF. During the three months ended September 30, 2015, the Company drew down an additional $25 million under the New RCF leaving an undrawn balance of $175 million at September 30, 2015.

Transaction costs relating to the New RCF totalled $6.1 million and are being recognized over the term of the facility using the effective interest rate method. The principal amount owing under the New RCF has been presented on the balance sheet net of the unamortized balance of transaction costs.

For the three and nine months ended September 30, 2015, resource property expenditures totalled $77.9 million and $194.6 million, respectively with the most significant components being the Fekola Project with expenditures of $39.4 million and $77.3 million, respectively and the Otjikoto Mine with net capital expenditures of $8.3 million and $27.8 million, respectively. The Otjikoto Mine’s net capital expenditures included a pre-production revenue offset of $23.1 million. Commercial production was achieved ahead of schedule on February 28, 2015. The Otjikoto Mine development expenditures included payments for the nine months ended September 30, 2015 totalling $14.4 million for capital costs incurred and liabilities recorded in 2014.

As at September 30, 2015, the Company had the following commitments, in addition to those disclosed elsewhere in the MD&A:

•	Payments of $53.4 million for Fekola project equipment and development costs to be incurred within the next 12 months.

In light of the continuing downturn in the spot price of gold, the Company continues to take cost control initiatives including, but are not limited to, preparation of alternate mine plans and sequencing using lower gold prices and higher cut-off grades, scale back of non-core development activity, rationalization of the Company’s cost base and tax structure and reduction in capital, exploration and general and administrative costs. Over the past couple of years, the Company has already taken steps to streamline its operations and will continue to do so. The core activities of the Company remain its current mining operations and the construction of its Fekola Project. The Company’s objectives looking forward are to continue to optimize current mining operations and maintain a strong balance sheet and flexible financing arrangements, including the New RCF, to enable the Company to complete construction of Fekola and maintain the Company’s impressive production growth profile. In addition, the Company will continue exploration programs focused primarily on brownfields exploration on the Company’s existing projects.

Derivative financial instruments

The Company has a series of “zero-cost put/ call” collar contracts for gold with settlements scheduled between October 1, 2015 and December 31, 2018 with an average floor price of $1,000 per ounce and an average ceiling price of $1,721 per ounce. These derivative instruments were not designated as hedges by the Company and are recorded at their fair value at the end of each reporting period with changes in fair value recorded in the statement of operations. Adjustments to the market value are included in the statement of operations.

As at September 30, 2015, the Company’s gold collars had an estimated fair value of $0.8 million. The following is a summary, by maturity dates, of the Company’s gold collar contracts outstanding as at September 30, 2015:

	2015	2016	2017	2018	Total

Gold zero-cost collars:
- Floor amount (ounces)	2,550	10,200	10,200	1,400	24,350
- Average floor price	$1,000	$1,000	$1,000	$1,000	$1,000

- Ceiling amount (ounces)	4,575	18,300	18,300	2,100	43,275
- Average ceiling price	$1,721	$1,721	$1,721	$1,700	$1,720

In the fourth quarter of 2014 and the third quarter of 2015, the Company entered into a series of forward contracts for the purchase of fuel oil, gas oil and diesel with settlements scheduled up to January 2018. These derivative instruments were not designated as hedges by the Company and are being recorded at their fair value at the end of each reporting period with changes in fair value recorded in the statement of operations. Adjustments to the market value are included in the statement of operations.

As at September 30, 2015, the Company’s fuel forwards have an estimated fair value of $(4.2) million. At September 30, 2015, the Company had the following fuel forwards outstanding:

	2015	2016	2017	2018	Total

Forward – fuel oil:
- Litres (thousands)	5,010	17,570	6,277	439	29,296
- Average strike price	$0.40	$0.35	$0.32	$0.31	$0.35

Forward – gas oil:
- Litres (thousands)	2,190	9,108	3,840	280	15,418
- Average strike price	$0.54	$0.49	$0.45	$0.44	$0.49

Forward – diesel:
- Litres (thousand)	2,142	4,403	335	-	6,880
- Average strike price	$0.50	$0.53	$0.53	$-	$0.52

Gold commitments and gold forwards

Under the terms of the Old RCF, the Company was required to maintain gold forward contracts, within certain parameters, over the term of the facility in order to manage the risk of volatility in the Company’s future operating income and reduce risk in respect of debt service obligations. These contracts were excluded from the scope of IAS 39 and were accounted for as executory contracts because they were entered into and continued to be held for the purpose of delivery in accordance with the Company’s expected production schedule. No fair value gains and losses on these commodity contracts were recorded in the financial statements.

As at September 30, 2015, the following gold forward contracts with respect to the Otjikoto Project were outstanding and continue to be accounted for as executory contracts (by maturity dates):

	2015	2016	2017	2018	Total

Gold forward contracts:
- Ounces	2,250	9,000	9,000	7,500	27,750
- Average price per ounce (rand)	16,020	16,020	16,020	16,020	16,020

On June 11, 2015, in connection with the termination the Old RCF, the Company novated certain executory contracts required under the Old RCF to the counterparties of the New RCF. The novated contracts were repriced to include a $2.5 million finance charge which has been included in interest and financing expense on the statement of operations.

As a result of the repricing, these contracts are no longer excluded from the scope of IAS 39. These derivative instruments were not designated as hedges by the Company and are recorded at their fair value at the end of each reporting period with changes in fair value recorded in the statement of operations. The Company recognised the full $14.0 million fair value of the new contracts as a liability on the date of novation. Of this, $11.5 million relating to the fair value of the old contracts at the time of novation was treated as an unrealized loss on derivative instruments and $2.5 million, relating to the cost of the novation, was treated as a financing charge. Following initial recognition of the contracts, at September 30, 2015, a further unrealized loss on derivative instruments of $2.5 million was recorded in the statement of operations relating to these contracts.

In connection with the termination of the Old RCF, the Company also settled contracts for the sale of 29,900 ounces at an average exercise price of 15,895 rand per ounce for $1.6 million. This has been recorded as part of realized losses on derivative instruments in the statement of operations.

As at September 30, 2015, the following gold forward contracts which are recorded at fair value through the statement of operations with respect to the Otjikoto Mine were outstanding (by maturity dates):

	2015	2016	2017	2018	Total

Gold forward contracts:
- Ounces	6,249	33,186	35,916	35,916	111,267
- Average price per ounce (rand)	14,819	15,002	15,044	15,044	15,019

The unrealized fair value of these contracts at September 30, 2015 was $(16.9) million.

Operating activities

Cash flow from operating activities was $33.9 million ($0.04 per share) in the third quarter of 2015 compared to $33.7 million ($0.05 per share) in the third quarter of 2014. Cash flow from operating activities during the three months ended September 30, 2015 compared to the same period in 2014 is the result of higher sales volume in the third quarter of 2015, with the inclusion of a full quarter of mining activities from the low cost Otjikoto Mine. The higher sales volume was partially offset by lower realized gold prices in the third quarter of 2015.

Cash flow from operating activities was $126.9 million ($0.14 per share) during the nine months ended September 30, 2015 compared to $76.2 million ($0.11 per share) in the comparable period of 2014. The increase in operating cashflows is the result of positive cashflow increases from commencement of commercial production at Otjikoto, positive working capital changes of $23.9 million and a reduction in VAT costs of $7.3 million. The main changes in working capital related to inventories and accounts payable. The nine months ended September 30, 2015 benefitted from the drawdown of the ore stockpile at the Masbate Mine in the amount of $6.9 million and a reduction of gold bullion inventory of $9.4 million. Cash flow from operating activities was also positively impacted by a higher sales volume partially offset by lower realized gold prices.

Financing activities

The Company’s net cash from financing activities for the three and nine months ended September 30, 2015 was $22.3 million and $33.9 million, respectively.

The Company made the following facility drawdowns, net of transaction costs during the three months ended September 30, 2015: New RCF - $25.0 million. During the same period, the Company repaid the following facilities: Otjikoto equipment loan facility - $1.7 million.

The Company made the following facility drawdowns, net of transaction costs during the nine months ended September 30, 2015: Old RCF - $25 million, New RCF - $168.7 million and Otjikoto equipment loan facility - $3.9 million. During the same period, the Company repaid the following facilities: Old RCF - $150 million and Otjikoto equipment loan facility - $5.1 million.

During the three and nine months ended September 30, 2015, the Company made interest and commitment fee payments of $1.5 million and $8.7 million, respectively.

Investing activities

During the three months ended September 30, 2015, capital expenditures on sustaining capital, pre-stripping and development at the Masbate Mine (see “Masbate Mine” section) totalled $11.9 million (Q3 2014 - $6.6 million), the Libertad Mine (see “La Libertad Mine” section) totalled $2.4 million (Q3 2014 - $5.6 million), and the Limon Mine (see “Limon Mine” section) totalled $5.6 million (Q3 2014 - $3.1 million). The Otjikoto Mine capital expenditures were $8.3 million (Q3 2014 - $36.3 million). Capital expenditures at the Fekola Project for the third quarter of 2015 were $39.4 million and related to mine development activities.

Exploration

Resource property expenditures on exploration are disclosed in the table below.

	Three months ended		Nine months ended
	September 30		September 30
	(unaudited)		(unaudited)
	2015	2014	2015	2014
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Otjikoto, exploration	1,271	1,594	3,239	4,354
Masbate, exploration	1,024	719	3,406	3,154
Libertad Mine, exploration	1,060	1,197	3,255	3,471
Limon Mine, exploration	727	1,291	2,665	3,431
Pavon	1,144	565	1,828	2,300
Kiaka, exploration	503	2,127	2,713	5,684
Calibre joint operation (Primavera)	263	397	829	905
Other	2,833	447	4,589	1,491

	8,825	8,337	22,524	24,790

Masbate Mine

The Masbate exploration budget for 2015 is approximately $5.4 million including 13,100 meters of drilling. The program is now focused in the Pajo area. B2Gold’s geological team believes there is good potential to increase the Masbate resources with additional exploration drilling.

La Libertad Mine

La Libertad exploration budget for 2015 is approximately $5 million for a total of 13,100 metres of planned diamond drilling. The program comprises largely brownfields (near mine) drilling, including Jabali Antenna East infill drilling, Mojon underground potential and other targets to be developed. Regionally, the Libertad exploration program continues to generate targets within the mineral claim area. B2Gold’s exploration team believe there is some potential to extend the mine life at Libertad with underground and small open pit targets.

Limon Mine

The Limon exploration budget for 2015 is approximately $4.2 million for a total of 9,400 metres of planned diamond drilling. The program largely comprises brownfields (near mine) drilling, including #8 shaft infill drilling, Veta Nueva area underground resource drilling and some blue-sky potential to the west of the property. Regionally, the exploration teams continue to follow up on extensions to the main vein systems and open pit potential up-dip of previously mined vein targets. Based on results to date, B2Gold’s exploration team believes there is potential to further increase the current mine life of the Limon Mine.

Otjikoto

On January 20, 2015, the Company announced a significantly higher inferred mineral resource estimate for the Wolfshag zone gold deposit. The updated inferred mineral resource for Wolfshag contains 675,000 ounces of gold grading 8.14 g/t, significantly higher than the previous resource grades of 3.2 g/t gold. A conceptual mining study, incorporating the high-grade Wolfshag zone as well as the new geologic model for the Otjikoto Pit, is scheduled to be delivered in the fourth quarter of 2015. This mining study will determine the optimal point to transition from open pit to underground mining at Wolfshag.

The 2015 exploration program around Otjikoto will include 18,700 meters in drilling to further test and infill the down plunge extension of the Wolfshag resource and to commence testing of the down plunge higher grade shoots at Otjikoto. The total exploration budget for 2015 is $5.7 million.

CRITICAL ACCOUNTING ESTIMATES

Full disclosure of the Company’s accounting policies and significant accounting judgments and estimation uncertainties in accordance with IFRS can be found in Note 5 of its audited consolidated financial statements as at December 31, 2014. Management considers the following estimates to be the most critical in understanding the judgments involved in preparing the Company’s interim consolidated financial statements and the uncertainties that could impact its results of operations, financial condition and cash flows:

•	Ore reserve and resource estimates;
•	Impairment of long-lived assets;
•	Uncertain tax positions.

Ore reserve and resource estimates

Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its ore reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, metallurgical recoveries, and production costs along with geological assumptions and judgments made in estimating the size, and grade of the ore body. Changes in the reserve or resource estimates may impact the carrying value of mining interests, mine restoration provisions, recognition of deferred tax assets, and depreciation and amortization charges.

Impairment of long-lived assets

Long-lived assets are tested for impairment if there is an indicator of impairment. Calculating the estimated recoverable amount of cash generating units (“CGU”) for long-lived asset impairment tests requires management to make estimates and assumptions with respect to future production levels, mill recoveries, operating and capital costs in its life-of-mine plans, future metal prices, foreign exchange rates, and discount rates. Changes in any of the assumptions or estimates used in determining the recoverable amount could impact the impairment analysis. Such changes could be material.

During the nine months ended September 30, 2015, the market spot prices for gold declined; however, long term forecasted price did not differ significantly from the levels used in the most recent annual impairment tests. Management has concluded there are no impairment indicators at September 30, 2015. However, if the gold price continues to decline for an extended period of time, the Company may reassess its long-term gold price assumption. A decrease in the forecasted long-term gold price assumption would be an indicator of potential impairment for the Company’s long-lived assets.

Uncertain tax positions

The Company is periodically subject to income tax audits at its operating mine locations. During the three and nine months ended September 30, 2015, the Company settled some of the assessments resulting in a reduction in the provision and an associated income tax recovery of $2 million. At September 30, 2015, the Company has a provision totalling $4.0 million outstanding (December 31, 2014 - $6 million) representing its best estimate of the outcome of current assessments. The Company is appealing the assessments received and the final outcome of such appeals are not determinable at this time. The provisions made to date may be subject to change and such change may be material.

RISKS AND UNCERTAINTIES

The exploration and development of natural resources are highly speculative in nature and are subject to significant risks. For details of these risks, please refer to the risk factors set forth in the Company’s AIF which could materially affect the Company’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations and future prospects of the Company. If any of the risks actually occur, the business of the Company may be harmed and its financial condition and results of operations may suffer significantly.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. As a result, even those systems determined to be effective can only provide reasonable assurance regarding the preparation of financial statements.

The Company’s management has determined that there has been no change in the Company’s internal control over financial reporting during the three months ended September 30, 2015, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

NON-IFRS MEASURES

Cash operating costs per gold ounce and total cash costs per gold ounce

‘‘Cash operating costs per gold ounce’’ and “total cash costs per gold ounce” are common financial performance measures in the gold mining industry but with no standard meaning under IFRS. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure, along with sales, is considered to be a key indicator of a Company’s ability to generate earnings and cash flow from its mining operations.

Cash cost figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Other companies may calculate these measures differently. Cash operating costs and total cash costs per ounce are derived from amounts included in the statement of operations and include mine site operating costs such as mining, processing, smelting, refining, transportation costs, royalties and production taxes, less silver by-product credits. The table below shows a reconciliation of cash operating costs per ounce and total cash costs per ounce to production costs:

	Three months ended		Nine months ended
	September 30		September 30
	(unaudited)		(unaudited)
	2015	2014	2015	2014
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Production costs per consolidated financial statements	75,250	66,311	229,169	194,545
Inventory sales adjustment	(2,648)	(315)	(6,174)	(5,765)

Cash operating costs	72,602	65,996	222,995	188,780
Royalties and production taxes per consolidated financial statements	5,347	3,671	16,103	11,957

Total cash costs	77,949	69,667	239,098	200,737

Gold production (in ounces)	124,371	90,192	342,981	272,199

Cash operating costs per ounce of gold production ($/ounce)	584	732	650	694

Total cash costs per ounce of gold production ($/ounce)	627	772	697	737

All-in Sustaining Costs per Gold Ounce

In June 2013, the World Gold Council, a non-regulatory association of the world’s leading gold mining companies established to promote the use of gold to industry, consumers and investors, provided guidance for the calculation of the measure “All-in sustaining costs per gold ounce”, which has no standard meaning under IFRS. These standards became effective January 1, 2014. Management believes that the all-in sustaining costs per gold ounce measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Other companies may calculate these measures differently.

B2Gold defines all-in sustaining costs per ounce as the sum of cash operating costs, royalty and production taxes, capital expenditures and exploration costs that are sustaining in nature, corporate general and administrative costs, share-based payment expenses related to RSUs, community relations expenditures, and reclamation liability accretion, all divided by the total gold ounces produced to arrive at a per ounce figure.

The table below shows a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements:

	Three months ended		Nine months ended
	September 30		September 30
	(unaudited)		(unaudited)
	2015	2014	2015	2014
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Production costs per consolidated financial statements	75,250	66,311	229,169	194,545
Inventory sales adjustment	(2,648)	(315)	(6,174)	(5,765)

Cash operating costs	72,602	65,996	222,995	188,780
Royalties and production taxes per consolidated financial statements	5,347	3,671	16,103	11,957
Corporate administration	8,770	7,604	28,830	28,020
Share-based payments – RSUs(1)	673	4,186	3,746	10,558
Community relations	1,036	3,034	2,974	5,796
Reclamation liability accretion (2)	366	259	1,068	777
Realized losses on fuel derivative contracts	909	-	1,916	-
Sustaining capital expenditures(3)	15,084	13,656	52,979	65,745
Sustaining exploration(3)	4,082	2,341	12,565	8,371

Total all-in sustaining costs	108,869	100,747	343,176	320,004

Gold production (in ounces)	124,371	90,192	342,981	272,199

All-in sustaining cost per ounce of gold production ($/ounce)	875	1,117	1,001	1,176

(1) Included as a component of Share-based payments on the statement of operations.
(2) Excludes reclamation accretion relating to Farley Lake, Kiaka and Fekola.
(3)Refer to Sustaining Capital Expenditures and Exploration reconciliation below.

The table below shows a reconciliation of the sustaining capital expenditures and exploration to operating mine expenditures as extracted from the unaudited condensed interim consolidated financial statements:

	Three months ended		Nine months ended
	September 30		September 30
	(unaudited)		(unaudited)
	2015	2014	2015	2014
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Operating mine expenditures per statement of cash flows	28,106	15,300	86,391	69,740
Otjikoto mine construction, expansion and pre- production costs net of sales proceeds	(7,795)	-	(27,020)	-
Masbate plant expansion	(3,876)	-	(3,876)	-
Jabali underground development	(1,351)	-	(2,516)	-
Jabali antenna growth capital expenditure	-	(895)	-	(1,530)
Santa Pancha 2 growth capital expenditure	-	(749)	-	(2,465)

Sustaining Capital Expenditures	15,084	13,656	52,979	65,745

Operating mine exploration expenditures per statement of cash flows	4,082	3,207	12,565	10,056
Montana/Pajo growth exploration	-	(866)	-	(1,685)

Sustaining Exploration	4,082	2,341	12,565	8,371

Adjusted net income

Management believes that the presentation of adjusted net income is appropriate to provide additional information to investors regarding items that we do not expect to continue at the same level in the future or that management does not believe to be a reflection of the Company’s ongoing operating performance. Management further believes that its presentation of this non-IFRS financial measure provides information that is useful to investors because it is an important indicator of the strength of our operations and the performance of our core business.

A reconciliation of net income to adjusted net income is set out in the table below:

	Three months ended		Nine months ended
	September 30		September 30
	(unaudited)		(unaudited)
	2015	2014	2015	2014
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Net loss for the period	(13,585)	(274,128)	(30,028)	(309,635)
Adjustments for non-recurring and significant recurring non-cash items:

Share-based payments	3,078	2,712	12,213	13,440
Write-off of mineral property interests	8,117	364	8,117	364
Impairment of goodwill and long-lived assets	-	298,397	-	298,397
(Gain) loss on fair value of convertible notes	(12,513)	(31,522)	(5,842)	11,173
Gain on sale of Bellavista property	-	-	(2,192)	-
Non-recurring non-cash interest and financing expense	-	-	5,521	-
Unrealized losses (gains) on derivative instruments	9,190	(995)	15,010	(1,942)
Write-down of long-term investments	3,360	-	5,215	3,007
Deferred income tax expense	4,540	930	3,690	260

Adjusted net income (loss)	2,187	(4,242)	11,704	15,064

Basic weighted average number of common shares outstanding (in thousands)	924,101	700,755	921,397	682,516

Adjusted net earnings (loss) per share– basic ($/share)	0.00	(0.01)	0.01	0.02

SUMMARY OF UNAUDITED QUARTERLY RESULTS

	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

	2015	2015	2015(3)	2014	2014	2014	2014	2013

Gold revenue ($ in thousands)	139,250	136,506	138,892	122,422	114,924	120,258	129,020	138,054

Gold sold (ounces)	124,481	114,423	114,799	102,612	91,282	93,330	98,995	106,185

Average realized gold price ($/ounce)	1,119	1,193	1,210	1,193	1,259	1,289	1,303	1,300

Gold produced (ounces)	124,371	121,566	97,044	111,804	90,192	85,704	96,303	105,577

Cash operating costs (1) ($/ounce gold)	584	677	701	646	732	720	634	638

Total cash costs (1) ($/ounce gold)	627	725	753	686	772	766	679	678

Net (loss) income for the period (2) ($ in thousands)	(13,585)	(22,784)	6,341	(356,750)	(274,128)	(11,529)	(23,978)	26,220

Earnings (loss) per share (2) – basic ($)	(0.02)	(0.02)	0.01	(0.39)	(0.39)	(0.02)	(0.04)	0.04

Earnings (loss) per share (2) – diluted ($)	(0.02)	(0.02)	0.00	(0.39)	(0.39)	(0.02)	(0.04)	0.02

Cash flows from operating activities ($ in thousands)	33,911	34,315	58,663	38,564	33,723	24,217	18,414	38,352

(1)A cautionary note regarding non-IFRS measures is included in the section titled “Non-IFRS Measures.”
(2)Attributable to the shareholders of the Company.
(3)Starting March 1, 2015, the table includes results from the Otjikoto Mine which reached commercial production February 28, 2015.

Quarterly gold revenue increased significantly in the first, second and third quarters of 2015 due to the start of commercial production at the Company’s new Otjikoto Mine which contributed to higher ounces sold. The Otjikoto Mine reached commercial production on February 28, 2015. The net loss recorded in the first quarter of 2014 primarily resulted from the loss on fair value of convertible notes of $38.3 million recorded during the quarter, while the net loss in the second quarter of 2014 primarily related to the loss on fair value of convertible notes of $4.4 million and a write-down of long-term investments of $2.7 million. The net loss in the third and fourth quarters of 2014 reflect the $298.4 million impairment charge relating to the Company’s goodwill and investment in Gramalote joint venture and a $436.0 million impairment charge, net of deferred income tax recoveries of $130.8 million, relating to the Masbate Mine’s long-lived assets, respectively.

OUTLOOK

With the successful transition from construction to commercial production at the Otjikoto Mine, the Company is projecting another record year of gold production in 2015. Company-wide production in 2015 from the newly constructed Otjikoto Mine, and the Masbate, La Libertad and Limon Mines is expected to meet the lower end of its production range of 500,000 to 540,000 ounces of gold, an increase of approximately 35% over 2014 production. Consolidated cash operating costs are expected to be in the range of $630 and $660 per ounce and all-in sustaining costs are expected to be between $950 and $1,025 per ounce. The substantial increase in the Company’s consolidated gold production and reduction in consolidated cash operating costs per ounce reflect the positive impact of lower operating costs at the Company’s mines and new production from the Company’s low-cost Otjikoto Mine which reached commercial production on February 28, 2015.

In light of the continuing downturn in the spot price of gold, the Company continues to take cost control initiatives including, but are not limited to, preparation of alternate mine plans and sequencing using lower gold prices and higher cut-off grades, scale back of non-core development activity, rationalization of the Company’s cost base and tax structure and reduction in capital, exploration and general and administrative costs. Over the past couple of years, the Company has already taken steps to streamline its operations and will continue to do so. The core activities of the Company remain its current mining operations and the construction of its Fekola Project. The Company’s objectives looking forward are to continue to optimize current mining operations and maintain a strong balance sheet and flexible financing arrangements, including the New RCF, to enable the Company to complete construction of Fekola and maintain the Company’s impressive production growth profile. In addition, the Company will continue exploration programs focused primarily on brownfields exploration on the Company’s existing projects.

OUTSTANDING SHARE DATA

At November 10, 2015, 926,708,403 common shares were outstanding. In addition, there were approximately 59.3 million stock options outstanding with exercise prices ranging between Cdn.$1.65 to Cdn.$13.67 per share and 1.7 million RSUs.

CAUTION ON FORWARD-LOOKING INFORMATION

This Management’s Discussion and Analysis includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including projections of future financial and operational performance; statements with respect to future events or future performance, production estimates, anticipated operating and production costs and revenue, estimates of capital expenditures; and statements regarding anticipated exploration, development, construction, production, permitting and other activities on the Company’s properties, including finalizing the Mining Convention and the ownership of the entity that will hold the Fekola project with the Government of Mali, the potential development and potential production from the Fekola Project and the anticipated arrival of the permanent camp there, completion of a mining study for the Otjikoto Mine as well as a new geological model for the Otjikoto Pit, updating the Kiaka feasibility study; the establishment of a new corporate entity to receive the mining licence for the Kiaka Project, once the mining licence is formally approved; the projections included in existing technical reports, economic assessments and feasibility studies, including the Feasibility Study for the Fekola Project; the potential for expansion of mineral resources and mineral reserves, including at the Masbate Mine; the potential for expansion of production capacity, including the cost reduction and continued ramp up, improvements and expansion of gold production at the Otjikoto Mine and development of the adjacent Wolfshag zone, potential expansion options for the Masbate Mine, the completion of permitting in respect of the Jabali Antenna Pit, production from the Jabali Antenna Pit and increased production at La Libertad, and the potential to extend the mine life of the La Libertad and Limon mines; projected capital investments and exploration; the extension of the Company’s income tax holiday for the Masbate Project; and the adequacy of capital, financing needs and the potential availability of and potential for receiving further commitments under the New RCF; and the potential availability of flexible financing arrangements, including the New RCF. Estimates of mineral resources and reserves are also forward looking statements because they constitute projections, based on certain estimates and assumptions, regarding the amount of minerals that may be encountered in the future and/or the anticipated economics of production, should a production decision be made. All statements in this Management’s Discussion and Analysis that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including risks associated with the volatility of metal prices; risks and dangers inherent in exploration, development and mining activities; uncertainty of reserve and resource estimates; financing risks; risks related to hedging activities; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; risks related to environmental regulations or hazards and compliance with complex regulations associated with mining activities; the ability to replace mineral reserves and identify acquisition opportunities; unknown liabilities of companies acquired by B2Gold; fluctuations in exchange rates; availability of financing and financing risks; risks related to operations in foreign countries and compliance with foreign laws, risks related to remote operations and the availability adequate infrastructure, fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks; risks related to reliance upon contractors, third parties and joint venture partners; challenges to title or surface rights; dependence on key personnel; the risk of an uninsurable or uninsured loss; litigation risk; changes in tax laws; and community support for our operations including risks related to strikes and the halting of such operations from time to time; as well as other factors identified and as described in more detail under the heading “Risk Factors” in B2Gold’s most recent Annual Information Form and B2Gold’s other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively. The list is not exhaustive of the factors that may affect the Company’s forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. The Company’s forward looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

CAUTIONARY STATEMENT REGARDING MINERAL RESERVE AND RESOURCE ESTIMATES

This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. All mineral resource and reserve estimates included in this Management’s Discussion and Analysis have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the mineral reserve disclosure requirements of the SEC set out in Industry Guide 7. Consequently, reserve and resource information contained in this Management’s Discussion and Analysis is not comparable to similar information that would generally be disclosed by U.S. companies in accordance with the rules of the SEC.

In particular, the SEC’s Industry Guide 7 applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, mineral reserve estimates contained in this Management’s Discussion and Analysis may not qualify as “reserves” under SEC standards.

In addition, this Management’s Discussion and Analysis uses the terms “mineral resources” and “inferred mineral resources” to comply with the reporting standards in Canada. The SEC’s Industry Guide 7 does not recognize mineral resources and U.S. companies are generally not permitted to disclose resources in documents they file with the SEC. Investors are specifically cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into SEC defined mineral reserves. Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, investors are also cautioned not to assume that all or any part of an inferred mineral resource exists. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or, except in limited circumstances, other economic studies. It cannot be assumed that all or any part of “inferred mineral resources” will ever be upgraded to a higher category or mineral resources or that mineral resources will be classified as mineral reserves. Investors are cautioned not to assume that any part of the reported “inferred mineral resources” in this Management’s Discussion and Analysis is economically or legally mineable. For the above reasons, information contained in this Management’s Discussion and Analysis that describes the Company’s mineral reserve and resource estimates or that describes the results of feasibility or other studies is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.